P.E. 1/1/02
0-30340

02012252

CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2002

SONERA CORPORATION
(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

SONERA CORPORATION STOCK EXCHANGE RELEASE 1(1)
January 28, 2002 at 5.00 p.m.

SONERA HAS PURCHASED THE REMAINING 10 % OF TILTS COMMUNICATIONS' SHARES FOR EUR 34 MILLION

As indicated earlier in the 2001 Rights Offering Prospectus (dated November 9, 2001) Sonera Holding B.V., a subsidiary of Sonera Corporation, has purchased from the International Finance Corporation (IFC), which is a member of the World Bank Group, the rest of the shares (10%) in Tilts Communications A/S (Tilts). IFC sold the shares to Sonera Holding B.V. using an option IFC had in the shareholders' agreement. Sonera Holding B.V. paid for the shares circa EUR 34 million (circa USD 30 million). Sonera Holding B.V. is entitled to a contribution in the amount of approximately one fourth of the above price from Cable and Wireless plc, a former shareholder in Tilts.

Sonera Holding B.V. now owns 100 % of Tilts. Tilts in turn owns 49% of Lattelekom SIA, Latvia's national fixed network telecommunications operator. The other shareholder of Lattelekom is the Republic of Latvia (51%).

Tilts is currently involved in arbitration proceedings with the Republic of Latvia. The main reason for initiating arbitration relates to the shortening of Lattelekom's period of exclusive rights from the end of the year 2013 to the beginning of 2003 and digitalisation of the Lattelekom's network - both agreed in the original investment agreement.

In 2000, Lattelekom's revenues amounted to EUR 248 million and its net profit was EUR 42 million. At the end of year 2000, Lattelekom had altogether 735,000 subscriber lines.

Sonera Corporation (HEX: SRA, NASDAQ: SNRA) is a leading provider of mobile and advanced telecommunications services. Sonera is growing as an operator, as well as a provider of transaction and content services in Finland and in selected international markets. The company also offers advanced data solutions to businesses, and fixed network voice services in Finland and neighboring markets. In 2000, Sonera's revenues totaled EUR 2.05 billion, and profit before extraordinary items and taxes was EUR 1.86 billion. Sonera employs about 10,500 people. www.sonera.com

SONERA CORPORATION

Jari Jaakkola
Executive Vice President
Corporate Communications & IR

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2002

SONERA CORPORATION

By: /s/ Jari Jaakkola
Jari Jaakkola
Executive Vice President
Corporate Communications and IR

By: /s/ Maire Laitinen
Maire Laitinen
General Counsel